MINK THERAPEUTICS, INC.

149 Fifth Avenue, Suite 500

New York, NY 10010

December 10, 2025

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:   Tim Buchmiller

Re:	MINK THERAPEUTICS, INC.

Registration Statement on Form S-3 (Registration No. 333-291388)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (Registration No. 333-291388) (as amended, the “Registration Statement”) of MiNK Therapeutics, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:30 p.m., Eastern Time, on December 11, 2025, or at such later time as the Company or its counsel may orally request via telephone call to the staff. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Elisabeth M. Martin at (617) 948-6018.

If you have any questions regarding the foregoing, please do not hesitate to contact Elisabeth M. Martin at (617) 948-6018 or Wesley C. Holmes at (617) 948-6027, of Latham & Watkins LLP. Thank you in advance for your consideration.

Very truly yours,

MINK THERAPEUTICS, INC.

By:	/s/ Jennifer S. Buell, Ph.D.
Name:	Jennifer S. Buell, Ph.D.
Title:	President and Chief Executive Officer

cc:	Peter N. Handrinos, Latham & Watkins LLP

Wesley C. Holmes, Latham & Watkins LLP

Elisabeth M. Martin, Latham & Watkins LLP